UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 27, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer

RESULTS

(BR GAAP)

3RD QUARTER 2021

Santander

DISCLAIMER

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S,A, ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or other words or expressions of similar meaning.

Such statements are subject to several risks, uncertainties and assumptions. We caution that a number of important factors may cause actual results to differ substantially from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In no event shall Santander Brasil, or any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents be liable to any third party (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

In addition to factors identified elsewhere in this presentation, the following factors, among others, may cause actual results to differ materially from the forward-looking statements or historical performance: changes in the preferences and financial condition of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions, resulting in changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification of business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.

AGENDA

1 STRATEGIC UPDATE

2 3Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

WE CONTINUE TO DELIVER PROFITABILITY

ROAE
(%)


HIGHEST ROAE EVER
22.4
21.6
21.3
21.1
20.6
19.9
19.1[1]
16.9
13.3
12.8
2015
2016
2017
2018
2019
2020
1Q21
2Q21
3Q21

NET PROFIT

R$ 4.3Bi

3Q21

TOTAL RETURN[2]
(TOTAL RETURN ANALYSIS)
5 YEARS


111
90
IBOV
Sep-16
Dec-16
Mar-17
Jun-17
Sep-17
Dec-17
Mar-18
Jun-18
Sep-18
Dec-18
Mar-19
Jun-19
Sep-19
Dec-19
Mar-20
Jun-20
Sep-20
Dec-20
Mar-21
Jun-21
Sep-21

[1] CONSIDERING THE EXTRAORDINARY PROVISION OF R$ 3.2BI [2] BLOOMBERG

RECORD GROWTH IN CUSTOMER ACQUISITION **WITH EVOLUTION IN LOYALTY PACE**

51.8MM TOTAL CUSTOMERS

QoQ **+1,566k**

QoQ **+747k** **+819k**

80% OF REVENUES

ACTIVE ACCOUNT HOLDERS

6 OR MORE PRODUCTS	FROM 3 TO 5 PRODUCTS	UP TO 2 PRODUCTS	ENGAGEMENT POTENTIAL
7.5 MM	7.4 MM	14.8 MM	22.1 MM

NPS

62 POINTS

PROVIDING SUSTAINABILITY AND **PROFITABILITY**

+ACQUISITION
THOUSANDS/ MONTH



RECORD
872
+70%
514
Sep/20
Sep/21

70% THROUGH DIGITAL CHANNELS

+ACTIVATION

+ OF 74%
ACTIVATED OVER 6 MONTHS[1]

+LOYALTY

CUSTOMERS WITH MORE THAN 6 PRODUCTS REPRESENT **50%** OF THE ACTIVE ACCOUNT HOLDERS BASE (+360BPS YoY)

+ OF 28%
IN LOYALTY OVER 6 MONTHS[1]

+PROFITABILITY
REVENUE PER CUSTOMER

+1.9x
REVENUES OVER 6 MONTHS[1]

+90% YoY

[1] CUSTOMER ORIGINATION IN JAN/21

OUR DIGITAL **PLATFORM**

OPPORTUNITIES GENERATED FROM OVER **1.5 Bi VISITS** IN 3Q21

+ACQUISITION
THOUSANDS/ MONTH


+217%
RECORD
601
189
Sep/20
Sep/21

CAPTURING OPPORTUNITIES

24% OF ACQUIRED **CUSTOMERS ARE UNBANKED**

SHARE OF REVENUES[1]

50% INSURANCE
18% CREDIT
12% CARDS
15% SERVICES BASKET,
WITH **A PRODUCT PENETRATION RATE OF 50% AMONG NEWLY ACQUIRED CUSTOMERS**

COST OF SERVING[2]

R$ 28/ MONTH
-19% YoY

[1] PARTICIPATION IN REVENUES DERIVED FROM NEW CUSTOMER ACQUISITIONS IN AUG/21 [2] EXPENSES ASSOCIATED WITH CUSTOMER SUPPORT AND OPERATING COSTS

END-TO-END DIGITAL SERVICE MODEL

CAPITALIZATION
CONTRACTS (THOUSANDS)


+269%
233
63
3Q20
3Q21

OPEN[1] INSURANCE
CONTRACTS (THOUSANDS)


+88%
287
153
3Q20
3Q21

CARDS
ISSUANCES (THOUSANDS)


+110%
990
471
3Q20
3Q21

LOAN

3MM CONTRACTS IN 3Q21

+128% YoY

Gent&
ARTIFICIAL INTELLIGENCE

+18MM INTERACTIONS/ MONTH (**+267% YoY**)

+21K QUESTIONS UNDERSTOOD

MAKING IT PROFITABLE

+25% TRANSACTIONAL DIGITAL CUSTOMERS YoY

+4.6x REVENUES PER CUSTOMER OVER 6 MONTHS[2]

[1] CONSIDERING LIFE INSURANCE, PERSONAL ACCIDENT, RESIDENTIAL AND OTHER [2] CUSTOMER ORIGINATION IN JAN/21

OUR BUSINESS IS SUSTAINED BY A STRONG CULTURE, WITH A MARKET-RECOGNIZED **LEVEL OF ENGAGEMENT**

TOP LEADERSHIP PROXIMITY

56 VIRTUAL **EVENTS** OVER 6 YEARS

39k EMPLOYEES PER EVENT[1]

DIVERSITY & INCLUSION

31% OF LEADERSHIP POSITIONS ARE OCCUPIED BY WOMEN

27% OF EMPLOYEES ARE BLACK AND BROWN

5% OF EMPLOYEES ARE PEOPLE WITH DISABILITIES

CULTURE & LEADERSHIP

+3k COURSES HELD IN 2021

77% OF COURSES ARE TAUGHT BY INTERNAL MULTIPLIERS

COMMITMENT

94% ARE PROUD TO WORK HERE, EXCEEDING THE MARKET[2] BY **11 POINTS**

RECURRING ACCOLADES

DEMONSTRATING THE COMMITMENT TO OUR PEOPLE

AMONG THE 10 BEST COMPANIES TO WORK FOR IN BRAZIL, 2021 GPTW

8th **BEST COMPANY** TO WORK FOR IN LATAM[3], 2021 GPTW

HIGHLIGHTS: **50+, GPTW WOMAN, GPTW LGBTQI+** AND **GPTW ETHNIC-RACIAL,** 2021 GPTW

[1] AVERAGE ATTENDANCE IN 3Q21 [2] GPTW SURVEY [3] AMONG MULTINATIONAL CORPORATIONS

COMMITMENT TO SOCIETY

SINCE 2002, LEADING THE WAY IN CREATING SUSTAINABLE BUSINESSES

Named THE MOST SUSTAINABLE COMPANY by Época Negócios 360º

Named to Fortune Magazine's "CHANGE THE WORD" LIST

ENVIRONMENTAL

SUSTAINABLE BUSINESSES

ESG LINKED LOANS
PIONEERS, WITH +**R$ 2.1Bi PORTFOLIO**

GO-TO BANK FOR AGRIBUSINESS - CBIOS
LEADERS, WITH **55% MARKET SHARE**

SOLAR ENERGY LOANS
PIONEERS, WITH **R$ 1.6Bi IN ORIGINATION**

BUSINESSES ENABLED (R$ Bi)


43
+11x
4
2018
9M21

INTERNAL MANAGEMENT

ZERO CARBON EMISSIONS
COMMITMENT TO ACHIEVE NET ZERO EMISSIONS BY 2050

100% RENEWABLE ENERGY CONSUMPTION BY 2025

WE HAVE BEEN **CARBON NEUTRAL** SINCE 2010

ERADICATION OF SINGLE-USE PLASTIC

RECYCLED PVC CARD

LEADERSHIP

IN SOCIAL INITIATIVES

IMPACTING +800K PEOPLE OVER THE PAST 3 YEARS

RECOGNITION OF OF OUR ESG PERFORMANCE

CREDIT SUISSE	MSCI	REFINITIV	FTSE Russell	SUSTAINALYTICS
Líder	AA	A	2º	2º

MELHORES de ESG exame. | ISEB3 | ICO2B3 | CDP

SOCIAL

AMIGO DE VALOR SINCE 2002
THOUSANDS PEOPLE HAVE BENEFITED

PROSPERA SINCE 2002
+667K CUSTOMERS
+R$ **1.7Bi** PORTFOLIO

AMAZON PLAN
COMMITMENT TO THE REGION'S DEVELOPMENT, ALONG WITH OTHER PRIVATE BANKS

NORTH AMAZON NETWORK AND +R$ 270MM
IN CREDIT FOR SUSTAINABLE CULTURE

25 YEARS OF SANTANDER UNIVERSITIES
24K SCHOLARSHIPS AWARDED IN 3Q21

GOVERNANCE

ESG AS A METRIC
FOR EVALUATING EXECUTIVE PERFORMANCE

BOARD OF DIRECTORS:

- **56%** ARE INDEPENDENT MEMBERS
- **33%** ARE WOMEN

AGENDA

1 STRATEGIC UPDATE

2 3Q21 RESULTS HIGHLIGHTS

3 TAKEAWAYS

RESULTS

(R$ million)	3Q21	3Q20	3Q21 x 3Q20	2Q21	3Q21 x 2Q21
Net Interest Income	14,617	12,434	17.6%	13,424	8.9%
Fees	4,831	4,260	13.4%	4,700	2.8%
Total Revenues	**19,448**	**16,694**	**16.5%**	**18,124**	**7.3%**
Allowance for Loan Losses	-3,676	-2,916	26.1%	-3,325	10.6%
General Expenses	-5,480	-5,104	7.4%	-5,106	7.3%
Others	-4,060	-2,319	75.1%	-3,015	34.7%
Profit Before Taxes	**6,232**	**6,355**	**-1.9%**	**6,678**	**-6.7%**
Taxes and Minority Interest	-1,891	-2,496	-24.2%	-2,507	-24.6%
NET PROFIT	**4,340**	**3,859**	**12.5%**	**4,171**	**4.1%**

EFFICIENCY RATIO
35.7%
+0.12 P.P. YoY

RECURRENCE RATIO
88.2%
+4.7 P.P. YoY

BIS RATIO
14.3%
CET1
12.0%

ROA
1.8%
+0.2 P.P. YoY

ROAE
22.4%
+1.4 P.P. YoY

NII

YEARLY AND QUARTERLY GROWTH IN BOTH CUSTOMER AND MARKET ACTIVITY MARGINS

NET INTEREST INCOME (R$ million)


MARGINS
10.2%
10.2%
10.3%
MARKET NII
CUSTOMERS NII
12,434
1,900
10,533
13,424
1,951
11,473
14,617
2,524
12,092
15%
5%
3Q20
2Q21
3Q21

(R$ million)	3Q21	*3Q21 x 3Q20*	*3Q21 x 2Q21*
Customers	**12,092**	***14.8%***	***5.4%***
Product NII	11,928	*16.9%*	*5.3%*
Volume	458,493	*15.5%*	*2.9%*
Margins (p.a.)	10.3%	*0.1 p.p*	*0.1 p.p*
Market activities	**2,524**	***32.8%***	***29.4%***
Net Interest Income	**14,617**	***17.6%***	***8.9%***

PORTFOLIO
RETAIL IS THE HIGHLIGHT

(R$ million)	Sep/21	*Sep/21 x Sep/20*	*Sep/21 x Jun/21*
Individuals	200,157	*21.3%*	*5.5%*
Consumer finance	63,259	*9.1%*	*1.7%*
SMEs	61,072	*17.3%*	*3.7%*
Corporate[1]	125,775	*2.8%*	*-2.4%*
Total[1]	**450,262**	***13.3%***	***2.4%***
Other transactions[2]	76,226	*11.7%*	*8.1%*
Expanded portfolio	**526,488**	***13.1%***	***3.2%***

(R$ billion)



13%
2%
397.4
439.8
450.3
13.1%
30.8%
14.6%
41.5%
13.4%
29.3%
14.1%
43.2%
13.6%
27.9%
14.0%
44.5%
Sep-20
Jun-21
Sep-21
INDIVIDUALS
CONSUMER FINANCE
CORPORATE
SMES

69%
PORTFOLIO SEP/21
COLLATERALIZED INDIVIDUALS LOAN PORTFOLIO+ PAYROLL LOANS /
OVERALL INDIVIDUALS LOAN PORTFOLIO

LIQUIDITY / FUNDING
CONTINUALLY IMPROVING

(R$ billion)



5%
1%
451.1
468.3
474.9
43.4
275.2
59.4
73.0
42.2
286.4
64.7
75.0
38.4
286.2
65.2
85.1
Sep/20
Jun/21
Sep/21
DEMAND DEPOSITS
SAVING DEPOSITS
TIME DEPOSITS
FINANCIAL BILLS AND OTHER[3]

LOAN TO DEPOSIT
94.8%
IMPROVEMENT OF 671 BPS YoY

CAPITAL



14.9%
12.3%
14.7%
12.6%
14.3%
12.0%
Sep-20
Jun-21
Sep-21
BIS RATIO
CET1

[1] DISREGARDING THE EXCHANGE RATE FLUCTUATION, THE CORPORATE PORTFOLIO WOULD HAVE GROWN BY 3.7% YoY AND DROPPED BY -4.2% QoQ, WHILE THE OVERALL LOAN PORTFOLIO WOULD HAVE EXPANDED BY 13.6% YoY AND 1.8% QoQ
[2] INCLUDING DEBENTURES, CREDIT RIGHTS INVESTMENT FUNDS (FIDC), REAL ESTATE RECEIVABLES CERTIFICATES (CRI), PROMISSORY NOTES, INTERNATIONAL DISTRIBUTION PROMISSORY NOTES AND GUARANTEES
[3] INCLUDING DEBENTURES, REAL ESTATE CREDIT NOTES (LCI), AGRIBUSINESS CREDIT NOTES (LCA), SECURED REAL ESTATE NOTES (LIG) AND STRUCTURED TRANSACTION CERTIFICATES (COE)

FEES
SUPPORTED BY GROWING LOYALTY AND HIGHER TRANSACTIONALITY

(R$ million)	3Q21	*3Q21 x 3Q20*	*3Q21 x2Q21*
Cards	1,255	*31.0%*	*9.5%*
Current account	975	*-4.6%*	*1.0%*
Insurance	892	*19.7%*	*-3.1%*
Asset management	341	*30.1%*	*0.0%*
Lending operations	395	*4.3%*	*5.9%*
Collection services	366	*-0.7%*	*-1.4%*
Securities brokerage and placement	409	*13.2%*	*16.6%*
Others	200	*20.6%*	*-14.6%*
Total	**4,831**	***13.4%***	***2.8%***

(R$ million)


13%
3%
4,260
4,700
4,831
3Q20
2Q21
3Q21

COSTS
PRESSURED BUT BELOW INFLATION IN THE YEAR

GENERAL EXPENSES (R$ million)


7%
7%
INFLATION AT 10.25% OVER 12 MONTHS
5,104
605
2,193
2,306
5,106
610
2,177
2,319
5,480
627
2,322
2,531
3Q20
2Q21
3Q21
PERSONNEL
ADMINISTRATIVES
DEPRECIATION AND AMORTIZATION

EFFICIENCY RATIO


35.5%
35.7%
3Q20
3Q21

PORTFOLIO QUALITY
INDICATORS AT CONTROLLED LEVELS, IN LINE WITH VOLUME AND MIX

NPL INDICATORS


15 - 90 DAYS
4.6%
4.3%
5.2%
4.8%
5.0%
3.1%
2.8%
3.6%
3.3%
3.4%
1.2%
1.1%
1.7%
1.5%
1.2%
3Q20
4Q20
1Q21
2Q21
3Q21
90 DAYS
3.0%
3.0%
3.1%
3.2%
3.3%
2.1%
2.1%
2.1%
2.2%
2.4%
0.9%
0.9%
1.0%
1.1%
1.3%
3Q20
4Q20
1Q21
2Q21
3Q21
Individuals
Total
Corporate & SMEs

ALLOWANCE FOR LOAN LOSSES *(R$ million)*
COST OF CREDIT


2.6%
2.7%
2.9%
2,916
3,325
3,676
3,754
4,071
4,798
-837
-746
-1,122
3Q20
2Q21
3Q21
PROVISIONS FOR LOAN LOSSES
RECOVERY OF WRITTEN-OF LOANS
COST OF CREDIT

COVERAGE RATIO
OVER 90 DAYS


307%
263%
248%
3Q20
2Q21
3Q21

AGENDA

1 STRATEGIC UPDATE

2 3Q21 RESULTS HIGHLIGHTS

3 **TAKEAWAYS**

TAKEAWAYS

1 **PROFITABILITY CONSISTENCY, REACHING THE HIGHEST LEVEL IN OUR HISTORY AT 22.4%**

2 **RECORD CUSTOMER ACQUISITION, WITH LOYALTY AND BANKING INCLUSION RISING AT A FAST PACE**

3 **SUSTAINABLE INCREASE IN TOTAL REVENUES,** SUPPORTED BY GREATER TRANSACTIONALITY

4 **COST OF CREDIT UNDER CONTROL** AND ANCHORED IN OUR CONSTANTLY EVOLVING RISK MODELS

5 **CEASELESS QUEST FOR PRODUCTIVITY**, WITH EFFICIENCY AT 35.7%

6 **UNIQUE CULTURE,** HIGHLY ENGAGED AND COMMITTED TO SOCIETY

Santander

ISEB3

FTSE4Good

Santander
Most sustainable bank in the world

Dow Jones Sustainability Indices
In collaboration with SAM

Investor Relations (Brazil)
Av, Juscelino Kubitschek, 2.235, 26th floor
São Paulo | SP | Brazil | 04543-011
Phone: 55 11 3553 3300
E-mails: ri@santander.com.br
acionistas@santander.com.br

OUR PURPOSE IS TO HELP PEOPLE AND BUSINESSES PROSPER.

AND WE BELIEVE EVERYTHING WE DO SHOULD BE:

Simple | Personal | Fair